May 22, 1996




Premier Concepts, Inc.
3033 S. Parker Road, Suite 120
Aurora, Colorado  80014

     Re:  S.E.C. Registration Statement on Form S-3

Ladies and Gentlemen:

     We have acted as counsel to Premier Concepts, Inc. (the "Company") in connection with a Registration Statement to be filed with the United Stated Securities and Exchange Commission, Washington, D.C., pursuant to the Securities Act of 1933, as amended, covering the registration of an aggregate of 357,708 shares of the Company's $0.0004 par value common stock (the "Common Stock") for resale by certain Selling Securityholders. In connection with such representation of the Company, we have examined such corporate records, and have made such inquiry of government officials and Company officials and have made such examination of the law as we deemed appropriate in connection with delivering this opinion.

     Based upon the foregoing, we are of the opinion as follows:

     1. The Company has been duly incorporated and organized under the laws of the State of Colorado and is validly existing as a corporation in good standing under the laws of that state.

     2. The Company's authorized capital consists of eight hundred fifty million (850,000,000) shares of Common Stock having a par value of $0.0004 each and twenty thousand (20,000,000) shares of Preferred Stock having a par value of $.10 each.

     3. The 357,708 shares of Common Stock being registered for resale and offered by the Selling Securityholders are lawfully and validly issued, fully paid and non-assessable shares of the Company's Common Stock.

                                   Sincerely,


                                   /s/ Clifford L. Neuman

                                   Clifford L. Neuman
CLN:at